Form N-SAR,
Sub-Item 77I
Terms of new or amended securities


Nuveen Insured New York Dividend
Advantage Municipal Fund
333-85706
811-09473



The preferred class of the registrants securities have been materially modified, as stated in the Statement Establishing and Fixing the Rights and Preferences of
Variable Rate Demand Preferred Shares, containing a description of the Funds preferred securities. A copy of such Statement is attached in this Funds N-SAR-A filing under Sub-Item 77Q1(a).